JNL/AllianceBernstein Dynamic Asset Allocation Fund Ltd.

Amendment to Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and AllianceBernstein L.P.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and AllianceBernstein L.P., a Delaware limited partnership and registered investment adviser (“Sub-Adviser”).

Whereas, JNL/AllianceBernstein Dynamic Asset Allocation Fund Ltd. (the “Company”) is a wholly owned subsidiary of the JNL/AllianceBernstein Dynamic Asset Allocation Fund organized as a company exempt from tax under the laws of the Cayman Islands.

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 28th day of April 2014 (“Agreement”), whereby the Adviser appointed the Sub-Adviser to provide sub-investment advisory services to the Company.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 11. “Duration and Termination”

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

Delete Section 11. “Duration and Termination” in its entirety, and replace with the following:

11.
Duration and Termination.  The Agreement will become effective as to the Company upon execution or, if later, on the date that initial capital for the Company is first provided to it and, unless sooner terminated as provided herein, will continue in effect through September 30, 2015.  Thereafter, if not terminated, this Agreement will continue from year to year through September 30th of each successive year following the initial two year period, provided that such continuation is specifically approved at least annually by the Board of Directors.  Notwithstanding the foregoing, this Agreement may be terminated at any time, without the payment of any penalty, on sixty days’ written notice by the Adviser, or on sixty days’ written notice by the Sub-Adviser.  This Agreement will immediately terminate in the event of its assignment. Sections 9, 10, and 13 herein shall survive the termination of this Agreement.

This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 10th day of July 2014, effective June 4, 2014.

Jackson National Asset Management, LLC		AllianceBernstein L.P.

By:	/s/Mark D. Nerud	By:	/s/Louis T. Mangan
Name:	Mark D. Nerud	Name:	Louis T. Mangan
Title:	President and CEO	Title:	Assistant Secretary